Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

January 14, 2013

VIA EDGAR AND COURIER

Christian Windsor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NBT Bancorp Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 21, 2012
File No. 333-185074

Dear Mr. Windsor:

On behalf of NBT Bancorp Inc. (“NBT” or the “Company”), this letter is in reference to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in the Staff’s comment letter dated January 10, 2013, to Martin A. Dietrich, President and Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s above referenced filing.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Form S-4

General Comments of the Filing

1.	We note that you present, in your response to our letter dated December 17, 2012, proposed revision to your disclosure that will be included in a future amendment to the S-4. Please file an amendment including those changes as soon as possible.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that an amendment including these changes is expected to be filed on January 15, 2013.

2.	Please include an updated consent from your independent auditors in your next pre-effective amendment.

The Company respectfully acknowledges the Staff’s comment and will include updated consents from the Company’s and Alliance’s auditors in the next pre-effective amendment.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission

January 14, 2013

Exhibit 8.1 Opinion of Goodwin Proctor Regarding the Federal Tax Consequences of the Merger

3.	Revise the second paragraph to clarify, if true, that the certifications, statements and warranties of NBT and Alliance are of a factual nature.

The Company respectfully acknowledges the Staff’s comment and has revised the second paragraph to clarify that the certifications, statements and warranties of NBT and Alliance are of a factual nature. A copy of the revised opinion will be filed as Exhibit 8.1 to the next pre-effective amendment.

Exhibit 8.2 Opinion of Hogan Lovells Regarding the Federal Tax Consequences of the Merger

4.	The second assumption identified by counsel as supporting its opinion was that the transactions would qualify as a merger under state law. It appears that this is a legal conclusion necessary in order for counsel to opine as to the federal income tax consequences of the merger and therefore is not an appropriate assumption. Revise the opinion to opine as to the state law treatment of the merger, or identify the a separate legal opinion that supports the assumption provided

The Company respectfully acknowledges the Staff’s comment and has revised the opinion to remove the second assumption. A copy of the revised opinion will be filed as Exhibit 8.2 to the next pre-effective amendment.

*            *            *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5457 or Gregory F. Parisi at (202) 637-5524. We thank you in advance for your attention to the above.

Sincerely,

Jaime L. Chase

Enclosures

cc:	Martin A. Dietrich, NBT Bancorp Inc.
F. Sheldon Prentice, NBT Bancorp Inc.
Gregory F. Parisi, Hogan Lovells US LLP
Richard A Schaberg, Hogan Lovells US LLP
William P. Mayer, Goodwin Procter LLP